SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934*

Synaptic Pharmaceutical Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
87156R109 (CUSIP Number)
Errol B. De Souza, Ph. D. 215 College Road Paramus, NJ 07652 (201) 261-1331 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Steven S. Pretsfelder, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, NY 10022 (212) 895-2000 March 6, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 3 Pages

CUSIP No. 87156R109	13D	Page 2 of 3 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Errol B. De Souza, Ph. D.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person IN

Page 3 of 3 Pages

        This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D originally filed on January 13, 2003 (the "Original Schedule 13D"), by Errol B. De Souza, Ph.D. (the "Reporting Person"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction

        The information in Item 4 is hereby amended to include the following:

        On March  6, 2003, as a result of the consummation of the Merger and pursuant to the terms of the Merger Agreement, the Options were canceled and the Reporting Person became entitled to receive an amount in cash equal to the excess of $6.50 over the exercise price of the Options ($5.75), multiplied by the number of shares of Common Stock subject to the outstanding portion of the Options, net any applicable withholding taxes.

Item 5. Interest in Securities of the Issuer

        The information in Item 5 is hereby amended and restated in its entirety as follows:

  (a)
  None

  (b)
  None

  (c)
  Except as described in this Amendment and the Original Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

  (d)
  No applicable.

  (e)
  Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2003 (Date)

/s/ ERROL B. DE SOUZA
(Signature)

Errol B. De Souza, Ph. D. (Name)